EXHIBIT 99.61

Emerald Health Therapeutics’ Pure Sunfarms JV Records Q3 Net Sales of $24.0 Million, 69% Gross Margin, 56% EBITDA Margin, Fourth Consecutive Quarter of Positive EBITDA, and $0.63/gram All-in Production Cost

Pure Sunfarms is #1 dried flower brand with Ontario Cannabis Store in October, with 16% market share and #1 selling product

Emerald to report third quarter 2019 financial results on November 29th and hold conference call December 2nd

VANCOUVER, British Columbia, Nov. 15, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has provided preliminary, unaudited financial results for the third quarter of 2019 for its BC-based, 50%-owned joint venture, Pure Sunfarms (“PSF”). The Company will report complete financial results for the third quarter ended September 30, 2019, after market close on Friday, November 29, 2019, and host its third quarter 2019 financial results conference call on Monday, December 2, 2019 at 10:30 a.m. ET.

Financial Data

  Net sales for the third quarter were $24.0M and net sales year-to-date (as of September 30th (YTD)) were $71.5M. Sales for the third quarter consisted entirely of dried flower sold primarily to other licensed producers.
  Sales volume was almost 50% higher than the previous quarter, reaching approximately 12,000 kg of cannabis in the third quarter. YTD sales were approximately 24,600 kg.
  Gross margin before non-cash adjustments to the fair value of inventory and biological assets was 69%. YTD gross margin before non-cash adjustments to the fair value of inventory and biological assets was 75%.
  All-in production cost was $0.63 per gram, compared to the previous quarter’s $0.65 per gram.
  Net loss of $2.4M reflects a ($12.6M) non-cash adjustment to the fair value of inventory and biological assets. YTD net income was $46.2M.
  Positive EBITDA of $13.3M resulted in an EBITDA margin of 56%. YTD EBITDA was $47.1M, with an EBITDA margin of 66%.
  Net cash and cash equivalents as of September 30 was $16.1M, up from $2.4M as of December 31, 2018.

Market Performance

After receiving its processing license amendment in early September, PSF began selling and shipping its own branded packaged products to Ontario in late September and has received multiple product reorders.

Pure Sunfarms was the #1 brand, comprising multiple products, in cannabis dried flower sales and volume with the Ontario Cannabis Store (“OCS”) in the month of October, achieving market share of 16% by volume. PSF’s market share was double that of the next largest brand.

Pure Sunfarms’ Afghan Kush was the top selling dried flower product with the OCS in October, and three of the seven top-selling dried flower products with the OCS in October were Pure Sunfarm products, by volume.

In BC, Pure Sunfarms began selling branded, packaged dried cannabis products to the BC Liquor Distribution Branch (“BCLDB”) in October. The BCLDB sold out of its first order of Pure Sunfarms product in under three weeks, and has since re-ordered, and Pure Sunfarms ranked among the top ten brands by sales for all product categories in October.

“Our joint venture, Pure Sunfarms, is once again showing its industry leadership with impressive financial results and very low-cost production,” said Riaz Bandali, President and Chief Executive Officer of Emerald. “PSF has started transitioning its business model from wholesale to direct sales of packaged cannabis products into provincial retail distribution channels. We are excited about how well this transition is being accomplished and we look forward to seeing the progress of PSF’s efforts to expand distribution and to the expansion of its product line beyond dried flower into other forms of consumption.”

Upcoming milestones

Having successfully launched packaged dried flower products in Ontario and BC, with a strong brand and value proposition that is resonating with consumers, PSF will continue to focus on securing distribution in new provinces/jurisdictions.

PSF has prioritized pre-rolls as a key new offering in its product mix, which it anticipates launching within two quarters.

PSF has completed installation of extraction equipment (with processing capacity of 35,000 kilograms of biomass annually) in its new 65,000 square foot state-of-the-art processing center within the Delta 3 greenhouse facility. The processing centre has been designed for full GMP compliance and certification to allow for future exports, and is expected to be operational very soon, subject to Health Canada licensing and in-house calibration and testing. PSF intends to produce oils and other new product forms starting in the first half of 2020.

Conversion of the interior of its second 1.1 million square foot greenhouse operation, the Delta 2 greenhouse facility, for cannabis production, is ongoing. This facility is expected to double Pure Sunfarms’ annual output at full production to more than 150,000 kilograms. Conversion of the Delta 2 greenhouse facility, which has been designed for full GMP compliance and certification to allow for future exportation, remains on schedule, with cannabis production expected to commence during the second quarter of 2020. The facility is expected to be operating at its full production run-rate by the end of 2020. Pure Sunfarms has submitted to Health Canada its application for its initial cultivation license for the Delta 2 facility.

Status of supply agreement with Pure Sunfarms

Under Emerald’s 2019 Supply Agreement with Pure Sunfarms, the Company may decline to accept deliveries of product from PSF. If product is declined, PSF may sell such product to third parties. In the event of such sale, and only in certain circumstances, the Company may be required to pay to PSF an amount equal to the difference between the purchase price applicable to the Company (which is subject to adjustment based on sales by PSF to third parties in accordance with the 2019 Supply Agreement) and the price actually paid by such third parties. Between June 21, 2019 and September 29, 2019, the Company declined to accept certain deliveries of product; this product was subsequently sold by PSF to third parties. PSF has claimed that the Company is liable to PSF for an aggregate amount of approximately $7.2 million. The Company has disputed the amount of such claim. The Company is in the course of discussions with PSF regarding these matters, and the outcome of these discussions is uncertain at this time.

Emerald’s financial results for the third quarter ended September 30, 2019, which include the financial results of Pure Sunfarms on an equity basis, will be published after the market close on Friday, November 29, 2019. The Company will host a conference call on Monday, December 2, 2019 at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf191202.html.

An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://ir.emeraldhealth.ca/events-and-presentations.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia, with value-oriented products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. Pure Sunfarms’ second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite 88,000 square foot indoor production facility in Québec is fully licensed and increasing cultivation of premium, craft cannabis strains. Its Metro Vancouver high-quality organic greenhouse and outdoor operation is expanding production in the first of two 78,000 square foot buildings. Its Emerald Health Naturals joint venture is broadening distribution of its non-cannabis endocannabinoid-supporting product line across Canada. Emerald has contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA which is not a measure that has any standardized meaning prescribed by IFRS and is therefore referred to as a “non-GAAP measure”. Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, depreciation, amortization, foreign exchange losses, and the net impact of biological asset values on income.”

The Company uses this non-GAAP measure because it provides additional information regarding performance of Pure Sunfarms’ overall business that is not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include expansion and launch of Pure Sunfarms product lines; Pure Sunfarms securing distribution in additional provinces; Pure Sunfarms production of oils; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion or conversion of facilities and the timing thereof; obtaining additional cultivation licenses and other permits; receipt of hemp deliveries; payments of amounts owed to and owed by Emerald; resolution of disputes; broadening distribution of non-cannabis endocannabinoid products; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, results of operations; changes in business focus and strategy; agreements with third parties; changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.